September 8, 2025

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Range Capital Acquisition Corp II

Draft Registration Statement on Form S-1

Submitted July 31, 2025

CIK No. 0002078653

Dear Mr. Crawford and Ms. Crotty:

On behalf of Range Capital Acquisition Corp II (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (CIK No. 0002078653). An electronic version of the Registration Statement on Form S-1 (CIK No. 0002079106) has been concurrently filed with the Commission through its EDGAR system. The Draft Registration Statement, as amended by the Registration Statement on Form S-1, is referred to as the “Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated August 27, 2025, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.

Please revise the Cover Page and elsewhere in relation to your discussion of the non- managing sponsor investors’ expression of interest in purchasing units to disclose the maximum percentage of the offering that could be purchased by these investors.

Response: The Company confirms that it will include the maximum percentage of the offering that could be purchased by the non-managing sponsor investors in an amendment to the Registration Statement.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

September 8, 2025

Initial Business Combination, page 7

2.	Please revise this section to also disclose the amount of public shares sold in the IPO that would have to affirmatively vote for the business combination in order for it to be consummated.

Response: The Company has revised the disclosure on page 7 of the Registration Statement in response to the Staff’s comment.

The Offering

Ability to extend time to complete business combination, page 28

3.

Please revise your disclosure on page 28 to disclose whether shareholders can redeem their shares regardless of whether they abstain, vote for, or vote against proposals to extend the date by which you must consummate your initial business combination, as you have on page 134.

Response: The Company has revised the disclosure on page 28 of the Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 39

4.

Please revise your disclosure on page 39 and your Conflicts of Interest section on page 154 to disclose whether the terms of the warrants held by the sponsor and its affiliates enables them to profit at times when an unaffiliated security holder cannot profit, such as when the company calls public warrants for redemption.

Response: The Company supplementally advises the Staff that the terms of the warrants to be held by the sponsor and its affiliates will be the same as the public warrants and, as such, it does not believe that additional disclosure is appropriate.

Capitalization, page 108

5.

The table shows deferred underwriting fees as part of your “as-adjusted” capitalization. Our understanding from page 101 is that these fees are payable contingent on the completion of your initial business combination and that these fees would be charged to equity under your policy for deferred costs on page F-9. Please tell us why the fees are considered part of your “as-adjusted” capitalization but the offsetting amount does not appear charged to shareholder’s equity in this table.

Response: The Company respectfully advises the Staff that the deferred underwriting fees presented in the capitalization table represent the liability that will be incurred as of the date of the offering contemplated by the Registration Statement, which is due upon the closing of the Company’s initial business combination. The offsetting amount is in fact charged to equity and is included in the total accumulated deficit amount since for accounting purposes the Company is not allowed to show negative additional paid in capital, therefore the reclassified amount to accumulated deficit represents all costs related to the closing of the offering.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

September 8, 2025

Conflicts of Interest, page 155

6.

Please revise this section to briefly describe the fiduciary duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties, or otherwise advise. Refer to Item 1603(c) of Regulation S-K.

Response: The Company has revised the disclosure on page 156 in response to the Staff’s comment.

Sincerely, GREENBERG TRAURIG, LLP

/s/ Jason Simon
Jason Simon

cc: Tim Rotolo – Chairman and Chief Executive Officer

Greenberg Traurig, LLP

www.gtlaw.com